UNITED STATES 14049661
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2014
WASH, DC
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mitchell Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
PO Box 31 213 Victor Herbert Rd
(No. and Street)
Lake Placid NY 12946
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)
665 Fifth Ave. New York NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas S Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Securities Inc. of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

BRITT E PICKARD
Notary Public, State of New York
No. 01PI6108682
Qualified in Franklin County
Commission Expires April 19, 20 16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

Board of Directors and Stockholder
Mitchell Securities, Inc.

We have audited the accompanying financial statements of Mitchell Securities, Inc. (the "Company") which comprise the statements of financial condition, as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA"), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.286.2600 I Fax: 212.286.4080 I www.odpkf.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As disclosed in Note 1 of the financial statements, the Company has funded operations with capital contributions from its shareholder from time to time. The Company's future operations may require continued support from its shareholder.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by SEA Rule 17a-5. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 26, 2014

Mitchell Securities, Inc.

Statements of Financial Condition

	December 31, 2013	December 31, 2012
ASSETS		
Cash and cash equivalents	$ 67,515	$ 45,450
Receivable from clearing broker	-	8,172
Other receivable	608	1,402
Total Assets	$ 68,123	$ 55,024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 9,600	$ 9,100
Advance from Shareholder	11,837	-
Total Liabilities	21,437	9,100
Stockholder's Equity		
Capital stock, $1 par value, 1,000 shares authorized, 100 shares isssued and outstanding	100	100
Additional paid-in capital	71,922	14,122
Retained earnings (deficit)	(25,336)	31,702
Total Stockholder's Equity	46,686	45,924
Total Stockholder's Equity and Liabilities	$ 68,123	$ 55,024

See notes to financial statements

Mitchell Securities, Inc.

Statements of Operations

	Year Ended December 31, 2013	2012
REVENUES		
Research	$ 51,690	$210,035
Commissions	27,515	158,209
Other	12	1,528
Total Revenues	$ 79,217	$369,772
EXPENSES		
Salaries and wages	$ 31,200	$ 37,150
Payroll taxes and employee benefits	1,253	5,076
Management fee	34,831	34,533
Clearance fees	6,150	26,236
Occupancy	13,528	16,673
Professional fees	27,850	29,657
Other expenses	21,443	56,769
Total Expenses	$ 136,255	$206,094
Net Income/(Loss)	$ (57,038)	$163,678

See notes to financial statements

Mitchell Securities, Inc.

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2012	$ 100	$ 14,122	$ 90,474	$ 104,696
2012				
Dividends paid	-	-	(222,450)	(222,450)
Net income	-	-	163,678	163,678
Balance, December 31, 2012	100	14,122	31,702	45,924
2013				
Additional paid-in capital	-	57,800	-	57,800
Net (loss)	-	-	(57,038)	(57,038)
Balance, December 31, 2013	$ 100	$ 71,922	$ (25,336)	$ 46,686

See notes to financial statements

Mitchell Securities, Inc.

Statements of Cash Flows

	Year Ended December 31, 2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ (57,038)	$163,678
Adjustment to reconcile net income/(loss) to net cash used in operating activities:		
Net change in operating assets and liabilities		
Receivable from clearing broker	8,172	10,356
Other receivable	794	(1,402)
Accounts payable and accrued expenses	500	2,220
Net Cash used in Operating Activities	(47,572)	174,852
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	$ 57,800	-
Dividends paid	-	(222,450)
Payable to Shareholder	11,837	-
Increase in Cash and Cash Equivalents	22,065	(47,598)
CASH AND CASH EQUIVALENTS		
Beginning of year	45,450	93,048
End of year	$ 67,515	$ 45,450

See notes to financial statements

Mitchell Securities, Inc.

Notes to Financial Statements
December 2013 and 2012

1. Organization

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transaction introduced and cleared on a fully disclosed basis through the clearing broker. In addition, the Company sells investment research services. The terms of compensation for the Company's research services were altered during the first quarter of 2013. Such compensation is now based on the transaction flow of business, and related revenues of the Company's customer, which because they are unpredictable will be recognized when consummated.

The Company has funded operations with capital contributions from its shareholder from time to time. The Company's future operations may require support from the shareholder.

As a Subchapter S company the Company's Federal and New York State income is passed through to the individual income tax returns of its stockholder.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues and expenses are recorded on a trade-date basis. Revenue from research services are recorded when research reports are rendered.

Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2010.

2. Summary of Significant Accounting Policies *(continued)*

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financials statements through the date that the financial statements were available to be issued, which date is February 25, 2014.

3. Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company places its cash and cash equivalents with FDIC insured financial institutions.

4. Related Party Transactions

Commitments

The Company leases office space from a related party on a month to month basis. Total rental expense for 2013 and 2012 was $13,528 and $16,673.

Management Fees

Management fees are paid on a quarterly basis based on the profitability during the prior quarter and other relevant factors to the Company's shareholder, who has complete discretion as to its use, which may include administrative services and/or other costs incurred by the stockholder. In 2013 and 2012 the Company incurred $34,831 and 34,533 of management fees, respectively.

Advance from Shareholder

During 2013, the Company's shareholder paid for certain expenses on behalf of the Company. The advance is not interest bearing and has no specific term. At December 31, 2013, total advance from shareholder was $11,837. No advances were made during 2012.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $46,078 which was $41,078 in excess of its required net capital. The Company's ratio of net capital to aggregate indebtedness is .2083 to 1.

* * * * *

Mitchell Securities, Inc.

Supplementary Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934

As of December 31, 2013

Mitchell Securities, Inc.

Schedule of Computation of Net Capital Under
Securities Exchange Act of 1934 ("SEA") Rule 15c3-1
As of December 31, 2013

NET CAPITAL	
Total ownership equity from statement of financial condition	$ 46,686
Deductions for non-allowable assets:	
Other receivable	608
Net capital	46,078
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	5,000
Excess of net capital over minimum requirement	$ 41,078
Total Aggregate Indebtedness Liabilities	$ 21,437
Percent of aggregate indebtedness to net capital	46.52%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited Amended FOCUS Report as of December 31, 2013.

See Independent Auditors' Report

Mitchell Securities, Inc.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2013

The firm has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
As of December 31, 2013

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

PKF
O'CONNOR
DAVIES

PKF

Report of Independent Auditors
on Internal Control Required By SEA Rule 17a-5(g)(1)

Board of Directors and Stockholder
Mitchell Securities, Inc.

In planning and performing our audit of the financial statements of the Mitchell Securities, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Act of 1934 ("SEA"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEA Rule 17a-13; and,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the SEA and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on SEA Rule 17a-5(g) in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 26, 2014